[redacted]

SECUR 06003380 SION

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

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SEC FILE NUMBER
8- 52510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laconia Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rectror Street, Suite 2101
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Franzese 212-425-2757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadwa
NewYork, NY 10018-920
Phone: (212) 302-600
Fax: (212) 302-615

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
Laconia Capital Corporation

We have audited the accompanying statement of financial condition of Laconia Capital Corporation (the "Company") as of December 31, 2005, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laconia Capital Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 8, 2006

LACONIA CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 20,996
Receivables from brokers and dealers	755,040
Securities owned, at market value	960
Other assets	16,680
	$ 793,676
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 606,720
Loan payable, officer	6,994
Total liabilities	613,714
Shareholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	200
Additional paid-in capital	418,961
Accumulated deficit	(239,199)
Total shareholder's equity	179,962
	$ 793,676

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION
Statement of Income
Year ended December 31, 2005

Revenues	
Commissions	$ 4,556,707
Investment banking	10,000
Other income	187,926
Investment losses	(6,335)
Total revenues	4,748,298
Expenses	
Commissions and syndication costs	4,075,726
Clearance fees	297,681
Rent and occupancy costs	104,574
Regulatory dues and fees	580
Other operating expenses	248,686
Total expenses	4,731,247
Net income	$ 21,051

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION
Statement of Changes in Shareholder's Equity
Year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2005	$ 200	$ 418,961	$ (260,250)	$ 158,911
Net income	—	—	21,051	21,051
Balance, December 31, 2005	$ 200	$ 418,961	$ (239,199)	$ 179,962

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION
Statement of Cash Flows
Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 21,051
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase)in receivables from brokers and dealers	(287,263)
Decrease in securities owned, at market value	10,440
Decrease in other assets	8,020
Increase in accrued expenses and other liabilities	256,814
Net cash provided by operating activities	9,062
Cash flows from financing activities:	
Increase in, loan payable, officer	4,103
Net increase in cash and cash equivalents	13,165
Cash and cash equivalents, beginning of year	7,831
Cash and cash equivalents, end of year	$ 20,996

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Laconia Capital Corporation (the "Company") is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of Armstrong Asset Management Group, Inc.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis.

Securities Owned, at Market Value

Securities owned are carried at quoted market values.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with maturities of less than three months when purchased to be cash equivalents.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Investment banking management fees are recorded on offering date and sales concessions on settlement date.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

2. **Summary of Significant Accounting Policies (continued)**

Other Assets

Other assets consist of employee short-term advances, prepaid expenses and security deposits.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Company is included under an agreement with its parent company to file a consolidated Federal income tax return. Pursuant to a Federal tax allocation agreement, any tax provision or benefit is determined for the Company based upon its separate return basis taxable income.

3. **Securities Owned**

Securities owned consist of investment securities at market value, as follows:

Corporate stocks at market value	$ 960

4. **Receivables From Brokers and Dealers**

The receivables from brokers and dealers consists of the following:

Commissions receivable	$ 650,646
Clearing deposit	104,394
	$ 755,040

5. **Loan Payable, Officer**

A Company officer has advanced loans which are non-interest bearing and the unpaid balance will be repaid in 2006

6. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed on a separate return basis. The Company files its own state and local tax returns.

The Company has available at December 31, 2005 approximately $350,000 of unused net operating loss carry forwards that may be applied against future taxable income through 2022

7. **Related Parties**

Effective January 1, 2006, the Company moved its operations and is paying rent to an entity owned in part by the sole shareholder of the Company's parent. The Company pays rent month to month which currently is $2,062.

8. **Commitments and Contingencies**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company may require additional collateral or reduction of positions, if necessary.

The Company, as a part of its investment activities, assumes long positions in its inventory. The establishment of long positions exposes the Company to off-balance-sheet risk in the event prices decrease.

The Company maintains its cash balances in various financial institutions located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Supplemental Information

9. **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2005, the Company had net capital of $163,138, which was $122,224 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 3.76 to 1.

LACONIA CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005

Total shareholder's equity	$ 179,962
Deductions and/or charges	
Non allowable assets	16,680
Net capital before haircuts on securities	163,282
Haircuts on securities	144
Net capital	$ 163,138
Minimum net capital required	$ 40,914
Excess net capital	$ 122,224
Computation of Aggregate Indebtedness:	
Total aggregate indebtedness	$ 613,714
Percentage of aggregate indebtedness to net capital	3.76 : 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2005 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2005

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 168,887
Allowable assets adjustments	(134)
Net audit adjustments	(5,567)
Haircuts on securities	(48)
Net capital	$ 163,138

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report
of Independent Auditors

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

To the Board of Directors and Shareholder
Laconia Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Laconia Capital Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
February 8, 2006